July 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

RE:	Boyd Gaming Corporation and Related Guarantors

Registration Statement on Form S-4

File Nos. 333-239624 through 333-239624-37

Dear Mr. Alper:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Boyd Gaming Corporation and the related guarantors (collectively, the “Company”) hereby request that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 15, 2020, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Senet Bischoff of Latham & Watkins LLP, its outside counsel, at 212-906-1834.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Boyd Gaming Corporation

By:	/s/ Josh Hirsberg
	Name:	Josh Hirsberg
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

[Signature Page to Acceleration Request]